Bumble Inc.

1105 West 41st Street

Austin, Texas 78756

March 24, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin and Jan Woo

Re:	Bumble Inc.

Registration Statement on Form S-3

File No. 333-294384

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (as amended, the “Securities Act”), Bumble Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on March 26, 2026, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

Very truly yours,

BUMBLE INC.

By:	/s/ Kevin D. Cook
	Name:	Kevin D. Cook
	Title:	Chief Financial Officer

cc: William R. Golden III, Simpson Thacher & Bartlett LLP